ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

December 21, 2011

VIA EDGAR CORRESPONDENCE

Sonia Gupta Barros, Esq.

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendment #5 to ProShares Trust II Registration Statement on Form S-3, Filed on September 28, 2011 (File No. 333-163511)

Dear Ms. Barros:

We are writing to respond to the oral comments that you provided to us on October 17, 2011, concerning Post-Effective Amendment #5 (the “Post-Effective Amendment”) to the Form S-3 registration statement filed on behalf of ProShares Trust II (the “Registrant”) on September 28, 2011. As you know, the Post-Effective Amendment was filed in response to a request by the Securities and Exchange Commission staff (the “Staff”) to move the registration of the offering of securities of eleven series of the Registrant from the currently effective Form S-3 registration statement to a new Form S-1 registration statement (File No. 333-176878). For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.	Comment: Please conform the Post-Effective Amendment to address all applicable comments provided by the Staff in its October 17, 2011 letter to Amy R. Doberman, Esq., General Counsel, ProShares Trust II re: ProShares Trust II Registration Statement on Form S-1, Filed September 16, 2011, File No. 333-176878.

Response: The requested changes have been made. In addition, we have provided a supplemental response to Comment 8 of that letter below:

Comment 8: Please tell us the percentage of each Fund’s assets that will be held in Financial Instruments and the percentage in each type of Financial Instrument.

Response: Each Fund will be exposed to Financial Instruments. The amount of these exposures differs with each particular Fund and may be changed without shareholder approval at any given time. Currently, the Funds anticipate that they will be exposed to the specific Financial Instruments in the following amounts:

	Swaps		Forwards		Futures
	Low	High	Low	High	Low	High
Ultra Silver Bullion	0%	0%	199%	200%	0%	1%
UltraShort Silver Bullion	0%	0%	-199%	-200%	0%	-1%
Ultra Gold Bullion	0%	0%	199%	200%	0%	1%
UltraShort Gold Bullion	0%	0%	-199%	-200%	0%	-1%
Ultra DJ-UBS Crude Oil	115%	150%	0%	0%	50%	85%
UltraShort DJ-UBS Crude Oil	-115%	-150%	0%	0%	-50%	-85%
UltraShort Euro	0%	0%	-200%	-200%	0%	0%
UltraShort Yen	0%	0%	-200%	-200%	0%	0%

2.	Comment: Please confirm supplementally and provide supporting analysis that each of: a) ProShares UltraShort DJ-UBS Crude Oil; b) ProShares UltraShort Gold; and c) ProShares UltraShort Silver have $75 million or more in voting and non-voting common equity held by non-affiliated persons of the Funds.

Response: We confirm that each of ProShares UltraShort DJ-UBS Crude Oil; ProShares UltraShort Gold and ProShares UltraShort Silver has greater than $75 million in voting and non-voting common equity held by non-affiliated persons of such Funds as of the date of this filing. We also confirm that each of the other Funds has greater than $75 million in voting and non-voting common equity held by non-affiliated persons of such Funds as of the date of this filing. The following table shows the total value of creation shares of each Fund outstanding as of December 15, 2011.

Fund Name	Ending Assets as of December 15, 2011
ProShares UltraShort Silver	$246,639,141
ProShares UltraShort Gold	$169,916,968
ProShares UltraShort DJ-UBS Crude Oil	$145,159,591

*    *    *    *    *

We hope that these responses and revised disclosures adequately address your comments. To assist with your review, we attach a blacklined copy of the Post-Effective Amendment marked to reflect all changes.

If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang
Kenneth C. Fang ProShare Capital Management LLC Vice President and Legal Counsel

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